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SEC FILE NUMBER
8-68508

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KAPITALL GENERATION, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

MAR 04 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

301 CONGRESS AVE, SUITE 2200
(No. and Street)

AUSTIN	TX	78701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN ROBERTS	201-310-5322	SROBERTS@KAPITALLGEN.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA
(Name – if individual, state last, first, and middle name)

375 PASSAIC AVENUE, SUITE 200	FAIRFIELD	NJ	07004
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3397
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, BARRY MIONE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KAPITALL GENERATION, LLC, as of DECEMBER 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Priscilla Montanez
My Commission HH 423874
Expires 7/20/2027

Signature: ______________________

Title:
CEO

Notary Public

Date: 2/29/24

SEC Mail Processing

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
Kapitall Generation, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kapitall Generation, LLC (the "Company") as of December 31, 2023, the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company expects continued operating losses through the next calendar year and is not certain that it will be able to obtain proper capital inflows to support the Company's cash flows over that period. This is a material adverse condition on the Company's revenues, results of operations, and cash flows, including the Company's ability to meet its obligations when due. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

We have served as the Company's auditor since 2017.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 29, 2024

KAPITALL GENERATION LLC
(A Wholly-Owned Subsidiary of DCP360, Inc)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS		
Cash	$	10,902
Clearing Deposit		125,422
Due from Clearing Broker		59,376
Prepaid expenses		16,645
	$	212,345
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$	101,301
Due to Parent	$	20,848
Total liabilities		122,149
MEMBER'S EQUITY:		90,196
	$	212,345

See notes to financial statements.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization — Kapitall Generation, LLC, a wholly-owned subsidiary of DCP360, Inc (dba "SaveDay") was organized on December 4, 2009, under the laws of the State of Delaware. The Company was incorporated under the original name Stereo Scope Securities, LLC, however, effective February 17, 2012, Stereo Scope Securities, LLC changed its name to Kapitall Generation, LLC. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On August 19, 2011, the Company became a member of the Financial Industry Regulatory Authority.

On May 7, 2019, SaveDay purchased the membership interests of Kapitall Generation, LLC and its affiliate WealthyX, LLC, a provider of automated investment management ("robo advisory") services, from previous parent company, New Kapitall Holdings, LLC. SaveDay continues to provide the necessary capital for the Company's operating expenses and net capital requirement. SaveDay is a subsidiary of LV Kapitall, LLC.

The liability of the member for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

Business Description — The Company had previously engaged in online retail brokerage operations as an introducing broker to its clearing firm, Apex Clearing Corporation. During 2019, the Company notified its remaining retail brokerage customers that it would be discontinuing its retail online brokerage operations. In 2022, the Company has focused exclusively on providing clearing and execution services to the 401(k) plans managed by SaveDay, continuing to act as introducing broker to its clearing firm, Apex Clearing Corporation.

2. ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates in the Preparation of Financial Statements — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Revenue Recognition — Securities transactions and the related revenues and expenses are recorded on a trade date basis. Fees for services rendered are recorded on an accruals basis.

Income Taxes — While the Company is a disregarded entity for income tax purposes, the net loss is included in the corporate income tax returns of its parent.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. As of December 31, 2023, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is subject to examination by federal, state, or local taxing authorities for the periods since 2016.

Cash — All cash is on deposit in a non-interest-bearing account with a major financial institution.

Clearing Deposit — All funds are held by Apex Clearing Corporation, the Company's fully disclosed clearing agent.

Revenues — In the Company's previous financial statements the Company has reported revenue in respect of commissions earned from its customers for trades executed, cleared and settled by Apex Clearing Corporation acting as the Company's fully disclosed clearing agent. However, since 2018 the Company has waived these commissions and has reporting $0 as Commission revenue in its Statement of Operations.

The Company charges SaveDay an administration & account supervision fee in relation to the oversight of the clearing and execution of the securities in the 401(k) plans managed by SaveDay.

The Company receives a number of credits and rebates from its clearing broker, Apex Clearing Corporation, pursuant to its clearing agreement such as: credit interest rebates, matched book interest sharing credits, and FDIC money market rebates. All such items are reported as "Other revenues" in the Statement of Operations.

Fair Value of Financial Assets and Liabilities — The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, clearing deposit, due to brokers, prepaid expenses, accounts payable, accrued expenses, and due to parent. The fair value of the Company's financial assets and liabilities approximates the carrying value due to the short-term nature and characteristics of the asset or liability.

Accounts payable and Accrued Expenses — The Company has accounts payable and accrued expenses that represent payments due for outside services and other various liabilities.

Statement of Cash Flows — For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. ADMINISTRATIVE SERVICE AGREEMENT

The Company entered into an updated administrative service agreement on May 7, 2019 with its parent company, SaveDay, whereby the parent agrees to furnish to the Company, administrative and other services and to pay certain expenses of the Company. Such expenses were treated either as additional capital contributions by SaveDay to the Company or the Company will accrue such expenses as a liability on its books. During the year ended December 31, 2023, the Company's obligation to SaveDay in the amount of $231,580 was transferred into equity and was treated as an additional capital contribution. At December 31, 2023, a balance was due to SaveDay of $20,848. The Company recognized expenses of $124,047 per this updated administrative service agreement with SaveDay in the Statement of Operations. In addition the Company reported $94,444 of

Administration & Account Supervision fees paid by SaveDay in relation to the oversight of the clearing and execution of the securities in the 401(k) plans managed by SaveDay.

4. NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current aggregate indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined.

At December 31, 2023, the Company had net capital, as defined, of $73,551 which was $65,408 in excess of its required net capital of $8,143. Aggregate indebtedness at December 31, 2023 was $122,149. The ratio of aggregate indebtedness to net capital was 1.6607 to 1.

5. STOCK BASED COMPENSATION

The assets of Kapitall, Inc. were acquired by New Kapitall Holdings, LLC on January 31, 2014. Subsequently, on February 24, 2017 New Kapitall Holdings, LLC's board of directors approved a resolution to obtain the necessary shareholder approvals to terminate option awards to purchase the common stock of Kapitall, Inc. that had previously been awarded to employees of the Company.

Mr. Mione, the Company's CEO, and the only employee of the Company that met the continuous service requirements of the options plan, similarly had previously provided his approval to relinquish his option rights.

As such, the Company did not report any compensation expense in 2023 in relation to these option awards. Furthermore, the Company had not recorded any compensation expense in relation to these option awards since the acquisition of Kapitall, Inc. in January 2014.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 29, 2024, which is the date the financial statements were available to be issued. There were no subsequent events that required adjustment to or disclosure in the consolidated financial statements except as described below.

On January 9, 2024, SaveDay agreed to convert a further $3,000 of the Company's debt obligation to equity, and for this to be treated as an additional contribution to capital to the Company. On January 22, 2024, SaveDay agreed to convert a further $15,991 of the Company's debt obligation to equity, and for this to be treated as an additional contribution to capital to the Company. On January 31, 2024, SaveDay agreed to convert a further $13,687 of the Company's debt obligation to equity, and for this to be treated as an additional contribution to capital to the Company.

SaveDay continues negotiations with investors for financing that will continue to provide the necessary capital for the Company's operating expenses and net capital requirement.

7. MATERIAL UNCERTAINTY AS TO GOING CONCERN

At December 31, 2023, the Company had member's equity of $90,196 after a net loss of $331,837 for the period ended December 31, 2023. The Company also sustained material losses in prior years. These factors have created a material uncertainty about the Company's ability to continue as a going concern.